[LATHAM & WATKINS LETTERHEAD]	505 Montgomery Street, Suite 2000 San Francisco, California 94111-2562 Tel: (415) 391-0600 Fax: (415) 395-8095 www.lw.com

November 4, 2005

VIA EDGAR and HAND DELIVERY

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc.

Amendment No. 5 to Registration Statement on Form S-1

File Number: 333-124041

Dear Mr. Buchmiller:

On behalf of Spansion Inc. (the “Company”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2005, and amended by Amendment No. 1 (“Amendment No. 1”) on June 13, 2005, Amendment No. 2 (“Amendment No. 2”) on August 11, 2005, Amendment No. 3 (“Amendment No. 3”) on September 19, 2005 and Amendment No. 4 (“Amendment No. 4”) on October 21, 2005 (as amended, the “Registration Statement”). For your convenience we have enclosed a courtesy package which includes five copies of Amendment No. 5, three of which have been marked to show changes from Amendment No. 4.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received by facsimile on November 2, 2005 from the staff of the Securities and Exchange Commission (the “Staff”), as well as a response to a comment received on May 11, 2005 from the Staff and for which the Company, in our letters dated June 13, 2005, August 11, 2005, September 19, 2005 and October 21, 2005, stated that it would respond in future amendments. For ease of review, we have set forth below each of the numbered comments of your letters and the Company’s responses thereto.

Comments dated May 11, 2005

2.	We note that significant sections of your prospectus provide disclosures regarding Spansion LLC but do not yet provide the required disclosures for the registrant (e.g., your “Management” section). Please provide the required disclosures for Spansion Inc. in your next amendment. In addition, please fill in the numerous blanks throughout the filing and file the remaining exhibits to your registration statement. Please note that we may have additional comments after your filing contains more complete information and the remaining exhibits to your registration statement have been filed.

November 4, 2005

Response: In response to the Staff’s comment, the Company has provided the requested information. The Company has filed the following agreements and forms of agreements as exhibits to Amendment No. 5:

Exhibit No.	Description

1.1	Form of Common Stock Underwriting Agreement

1.2	Form of Mandatory Convertible Preferred Stock Underwriting Agreement

3.2	Form of Bylaws of Spansion Inc.

3.4	Form of Certificate of Designations of the Mandatory Convertible Preferred Stock

10.1	Form of Employee Stock Purchase Plan

10.2	Form of 2005 Equity Incentive Plan

10.36	Executive Investment Account Plan

10.50	Form of Loan Agreement between Spansion (China) Co., Ltd. and Gusu Sub-branch, Agricultural Bank of China

10.55	Advanced Micro Devices, Inc. 2005 Annual Incentive Plan

Comments dated August 26, 2005

1.	We note your response to comment 5 in your letter dated August 11, 2005 that you will update your market share information in a future amendment after iSuppli updates its data for the first half of 2005. At such time, please provide us with a copy of the updated industry report and clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used; also tell us whether iSuppli has consented to your use of its name and data and whether any portion of such report was commissioned by you or prepared specifically for your use.

Response: In response to the Staff’s comment, the Company has updated the percentage of the NOR Flash memory market that was attributable to mobile phones in 2004 and has added an estimated percentage for 2005 in the risk factor on page 17 of Amendment No. 5. These updated percentages conform to the more recent projections published by iSuppli. Specifically, the revised percentages on page 17 are from the page entitled “NOR Revenue Applications 2004–2009” on the iSuppli NOR/SRAM/MCP Market Tracker Q3 2005 that the Company provided to the Staff in connection with its response dated October 21, 2005.

The Company advises the Staff that iSuppli has consented to the use of its name and data in the Registration Statement and that no portion of such report was commissioned by the Company or prepared specifically for the Company’s use.

Comments dated November 2, 2005

General

1.	We may have additional comments when you fill in the blanks and file missing exhibits.

Response: In response to the Staff’s comment, the Company acknowledges that the Staff may have additional comments.

November 4, 2005

Fee Table

2.	Please revise footnote 4 to more closely follow the language of Rule 416(a). Other than as permitted by Rule 416, you must register a specific number of securities underlying the convertible preferred stock based on a good faith estimate of the number of shares that will be issued upon conversion.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

Concurrent Offerings, page 4

3.	Please briefly describe the reasons for each offering. From your revised disclosure, investors should be able to determine why you are not raising all needed money through the common stock offering, how you chose the types of securities to offer, and how you chose the amount of each security to offer.

Response: In response to the Staff’s comment, the Company has added the referenced disclosure as requested.

4.	If the conversion prices can be adjusted, please indicate the extent of the possible adjustments.

Response: In response to the Staff’s comment, the Company advises the Staff that the value of the shares of mandatory convertible preferred stock is linked to the value of the Company’s Class A common stock. More specifically, the number of shares of Class A common stock into which each share of mandatory convertible preferred stock will be convertible, and thus the value of a share of mandatory convertible preferred stock, is linked by a conversion ratio specified at the date of the issuance of the mandatory convertible preferred stock. Anti-dilution adjustments are designed to preserve the value of an investment in mandatory convertible preferred stock if specified events occur which could affect the value of the Class A common stock. The extent of the adjustment resulting from such a dilutive or anti-dilutive event is solely a function of the extent to which such event affects the value of the underlying Class A common stock. For example, a two-for-one Class A common stock split will result in a doubling of the conversion rate, whereas a similar reverse stock split will have an opposite effect. Anti-dilution adjustments are not capped and are therefore theoretically unlimited. The Company has revised the disclosure on page 5 of Amendment No. 5 to indicate that the conversion ratio is subject to adjustment and that the extent of any such adjustment is dependant on the effect of the triggering event on the Class A common stock.

5.	Please expand your response to comment 7 to tell us how you are eligible to rely on Rule 135c.

Response: In response to the Staff’s comment, the Company respectfully submits that:

•	The Registration Statement is not intended to be eligible for Rule 135c.

•	The Company’s previous response was intended to suggest that disclosure in the Registration Statement regarding the private placement of the notes would include no

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more information than what is allowed under Rule 135c, as such rule governs public companies conducting private placements.

•	The Company’s disclosure in the Registration Statement regarding the notes private placement is required disclosure as a component of the Company’s discussion of liquidity and capital resources, but such disclosure includes no more than what is required to be disclosed under Form S-1, and is therefore consistent with the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated December 29, 2003 (See Footnote 54: “We believe that disclosure satisfying the requirements of MD&A can be made consistently with the restrictions of Section 5 of the Securities Act.”).

The Company respectfully submits that its compliance with the disclosure requirements of Form S-1 can be made consistent with the restrictions of Section 5 of the Securities Act. In fact, the Staff has blessed this approach in many deals including the initial public offerings of:

•	Williams Scotsman International, Inc. (Registration No. 333-124459);

•	Freescale Semiconductor, Inc. (Registration No. 333-111250);

•	Asia Global Crossing Ltd. (Registration No. 333-37666);

•	VCA Antech, Inc. (Registration No. 333-67128);

•	Quality Distribution, Inc. (Registration No. 333-108344); and

•	Alamosa Delaware Inc. (Registration No. 333-89995).

Finally, the Company’s prior response detailed the reasons why the Company’s concurrent offerings will be conducted in a manner consistent with the Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (available February 28, 1992) no-action letters.

Risk Factors, page 16

6.	We note that your mandatory convertible preferred stock will have a liquidation preference of $25 per share. Please describe the risks to your common stock holders associated with the liquidation preference on the preferred stock.

Response: In response to the Staff’s comment, the Company has added a risk factor on pages 37 and 38 of Amendment No. 5 to describe the risks to the Company’s common stock holders associated with the liquidation preference on the preferred stock.

We are a party to intellectual property litigation, page 25

7.	Disclose the portion of your business that relies on the intellectual property at issue in the litigation. Also, in an appropriate section of your prospectus, quantify the relief sought.

Response: In response to the Staff’s comment, the Company advises the Staff that it believes that (1) it has meritorious defenses to the claim of patent infringement and (2) the accused Company products – Flash memory in ball grid array format and multi-chip ball grid array format – do not rely upon the patents in suit. Although it is not clear from the complaint, the Company believes that the plaintiff may have intended to allege that all of the Company’s Flash memory products infringe the plaintiff’s patents. The plaintiff’s complaint also does not quantify the amount of relief requested, and the Company has clarified the related disclosure

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accordingly. Because of the lack of clarity in the complaint, the Company believes that the current disclosure that “the award of damages or an injunction could have a material adverse effect on us” is appropriate.

Use of Proceeds, page 38

8.	Please tell us all material terms of your notes and the related private offering, and tell us why those terms need not be disclosed in your prospectus. Also, please provide us a copy of all documents related to the notes and the offering, and tell us why those documents need not be filed with your registration statement.

Response: In response to the Staff’s comment, the Company respectfully submits that the Registration Statement contains the material terms of the notes. The notes contain standard high yield note terms; therefore, the Company respectfully submits disclosure of the aggregate principal amount of such notes and the fact that such notes will be senior unsecured notes is sufficient and consistent with the restrictions of Section 5 of the Securities Act. See Footnote 54 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated December 29, 2003 and the discussion in the Company’s response to Comment No. 5 above. Moreover, the interest rate on the notes will not be known until the time of the pricing of the private placement of the notes, which will be concurrent with the initial public offering of the Class A common stock and the mandatory convertible preferred stock. Therefore, it cannot be disclosed until such time. No agreements with respect to the notes private placement have been executed, and thus cannot be provided to the Staff at this time. The Indenture and the Global Note will be executed on the closing date of the private placement and will be filed by the Company with the Commission as an exhibit to a Current Report on Form 8-K. Again, the foregoing is entirely consistent with the approach taken in the transactions reviewed by the Staff noted in the Company’s response to Comment No. 5.

Dilution, page 41

9.	Please also show the effect of the issuance of the common shares underlying the preferred stock to be issued in the concurrent offering.

Response: In response to the Staff’s comment, the Company advises the Staff that the concurrent offering of mandatory convertible preferred stock will not be dilutive to new investors of the common stock, even taking into account the issuance of underlying common shares. Accordingly, the Company has revised the referenced disclosure and has deleted the related dilution risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Comparison, page 63

Net Sales to Members, page 64

10.

We note your disclosure that you expect revenues to increase significantly during the fourth quarter of fiscal 2005. Please revise to clarify to investors what you mean by “significantly.” We note your disclosure on page 65 that you experienced a 15 percent increase in unit shipments from the second quarter of 2005 to the third quarter of 2005, a greater

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percentage of MirrorBit products shipped, a greater percentage of higher density products shipped, and that you expect these trends to continue in the fourth quarter of 2005. If you believe that revenues will continue to trend at the prior quarter rate, then revise to state that expectation. If you are using the term “significantly” to indicate that you expect revenues to trend higher than the previous quarter(s), then revise to tell the investors why.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure to remove the word “significantly” thereby eliminating any ambiguity arising from the use of such term. The Company does believe that there will be “significant” revenue growth in the fourth quarter but given the volatility of the Company’s industry, the fact that sales are typically weighted toward the end of any quarter and the fact that the Company is only one month into the current fiscal quarter, the Company does not believe that it has enough information to give more specific guidance.

Book-to-Bill Ratio, page 65

11.	We note that you have elected to disclose what appears to be a key performance indicator, your book-to-bill ratio. Please revise to explain how management uses this ratio and why you present it in the filing.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

Contractual Cash Obligations, page 68

12.	Please note that the disclosure called for by Item 305(a)(5) of Regulation S-K is not limited to contractual obligations payable in cash. Please revise your presentation to include all of the disclosures required by Item 305(a)(5) and to revise your section heading and the lead-in text to your table to remove any implication that your disclosure is limited to contractual cash obligations.

Response: In response to the Staff’s comment, the Company confirms that its disclosure includes all of the disclosures required by Item 303(a)(5) of Regulation S-K. The Company has revised the section heading and lead-in text to the table to remove any language suggesting that its disclosure is limited to contractual cash obligations.

Management, page 103

13.	Please tell us when you will identify and disclose the information about the managers of Spansion Inc. and when those individuals will sign the registration statement in those capacities.

Response: In response to the Staff’s comment, the Company advises the Staff that the current Board of Managers of Spansion LLC will constitute the initial board of directors of Spansion Inc. and will sign the registration statement in such capacity following the formation of Spansion Inc. The Company has revised the referenced disclosure as requested.

November 4, 2005

Executive Compensation, page 109

14.	Please reconcile your response to comment 12 with the requirement of Regulation S-K Item 402(a)(2) that all compensation be disclosed, even if paid to a third party.

Response: In response to the Staff’s comment, the Company advises the Staff that all compensation required to be disclosed in the Summary Compensation Table is reflected in such table, including the portion of the expenses described on page 127 of Amendment No. 5 that are allocable to the executive officers named in the table. The remaining amounts that were paid to AMD by the Company are allocable to other seconded employees that are not named in the Summary Compensation Table.

15.	We note your response to comment 13 in your letter dated October 21, 2005. Please reconcile your response, that no awards were made in 2004, with your disclosure in footnote 3 to your “Summary Compensation Table.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 5 to reconcile the disclosure with its response by clarifying that no payouts were made to Spansion executives under AMD’s LTIP in 2004.

Employment Agreements and Change of Control Agreements, page 112

16.	We note your added disclosure in response to comment 14 in our letter dated September 23, 2005. As requested in that comment, please identify each executive officer that will enter into a change of control agreement and whether a change of control would include any of the events that result from the reorganization steps that you describe under the heading “Company Information” on page 6.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company will enter into a change of control agreement with a number of key officers, not all of whom are executive officers. The following key officers will enter into a change of control agreement with the Company: Bertrand Cambou, Jeffery W. Davis, James E. Doran, Thomas T. Eby, Steven J. Geiser, Kazunori Imaoka, Amir Mashkoori, Robert C. Melendres, Sylvia Summers, Shinji Suzuki and Masao Taguchi. The Company further advises the Staff that a change of control would not include any of the events that would result from the reorganization steps described under the heading “Company Information.” The Company has added disclosure to reflect the above on page 116 of Amendment No. 5.

17.	Please reconcile the dates mentioned in this section with the dates in the descriptions of the executives’ backgrounds beginning on page 103.

Response: In response to the Staff’s comment, the Company advises the Staff that although Dr. Cambou began working as Chief Executive Officer of the Company in July 2003, it did not enter into an employment agreement with him until April 2005. The Company has clarified its disclosure on page 115 and has similarly clarified its disclosure with respect to Mr. Eby on page 116 of Amendment No. 5.

November 4, 2005

Executive Investment Account Plan, page 115

18.	Please file the AMD Vice President Performance Recognition Plan as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure to reflect the correct name of the AMD incentive plan in which the Company’s officers will continue to participate. In addition, the Company has filed the AMD 2005 Annual Incentive Plan as Exhibit 10.55 to its Registration Statement.

Certain Relationships and Related Party Transactions, page 116

19.	As required pursuant to Item 404 of Regulation S-K, please disclose all of the amounts you received and repaid during the applicable periods with related parties. For example, we note your disclosures under “Contractual Cash Obligations” commencing on page 68 of your prospectus, and your disclosure that you used a portion of the new senior secured revolving credit facility entered into on September 19, 2005 to repay the July 2003 Spansion Term Loan.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure on page 127 of Amendment No. 5 to describe the termination of the AMD and Fujitsu Guarantees under the July 2003 Spansion Term Loan in connection with that bank loan’s repayment. As a result, the Company respectfully submits that it has made all such required disclosures required by Item 404 of Regulation S-K.

Mandatory Conversion, page 126

20.	Describe the “certain adjustments” mentioned at the end of the second paragraph.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 130 to cross refer to the section captioned, “Concurrent Offering of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.” The Company respectfully submits that such disclosure appropriately describes the anti-dilution adjustments and that additional disclosure on page 130 would be unnecessarily duplicative.

Consent of AMD or Fujitsu Required for Certain Transactions, page 132

21.	Disclose how the ownership formulas will be affected by the preferred stock to be issued in the concurrent offering.

Response: In response to the Staff’s comment, the Company advises the Staff that the ownership formulas will not be affected by the mandatory convertible preferred stock to be issued in the concurrent offering, and the Company has previously included in Amendment No. 4 disclosure to this effect which is now on page 9 of Amendment No. 5.

22.	Please disclose the restrictions contained in Section 1.1.3 of Schedule 2.11 to the Bylaws.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

November 4, 2005

Underwriting, page 142

23.	Please revise your disclosure to conform to your response to comment 22. Currently, your disclosure implies a much broader electronic distribution involving many more participants than just the two systems you mention in your response.

Response: In response to the Staff’s comment, the Company informs the Staff that it has been advised that (1) Citigroup Global Markets Inc. (“Citigroup”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill”) intend to make an electronic prospectus available through the i-Deal Prospectus Delivery System, (2) Credit Suisse First Boston LLC (“CSFB”) and UBS Securities LLC (“UBS”) intend to provide an electronic prospectus through a password-protected portal on their proprietary websites, (3) CSFB, J.P. Morgan Securities Inc. (“JPMorgan”) and UBS intend to make prospectuses available in electronic (PDF) format via e-mail to certain of their respective customers (although such underwriters will also deliver hard copies of the preliminary prospectuses, final prospectuses and related confirmations to each of its customers that receives such material electronically) and (4) Morgan Stanley & Co. Incorporated, (“Morgan Stanley”), Deutsche Bank Securities Inc. (“Deutsche Bank”) and Dresdner Kleinwort Wasserstein Securities LLC (collectively, with Citigroup, Merrill, CSFB, UBS, JPMorgan, Morgan Stanley and Deutsche Bank, the “Representatives”) do not currently intend to provide an electronic prospectus to any of its customers.

In addition, as described in its June 13, 2005 response to Comment No. 46, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information will be determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to such time, the Representatives know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the Representatives do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

Given the foregoing, the Company respectfully submits that the disclosure on page 148 of Amendment No. 5 is appropriate and that providing greater specificity would not be helpful to investors.

24.	Please reconcile your disclosure on page 145 regarding open market purchases to close preferred stock naked shorts with the disclosure on the prospectus cover that there will be no trading market for the preferred stock.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that although its mandatory convertible preferred stock will not be listed on any stock exchange or formal trading market, the underwriters have advised the Company that they intend to make a market in the shares of mandatory convertible preferred stock. The disclosure on the cover page of the prospectus is designed to inform potential investors that the Company does not intend to seek a listing or to arrange for the trading of the shares of mandatory convertible preferred stock on an exchange or formal market. The disclosure on page 147 of the common stock prospectus and page A-38 of the mandatory convertible preferred stock prospectus

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have been amended to reflect that short sales of common stock may only be covered with purchase of common stock and short sales of mandatory convertible preferred stock may be covered with purchases of mandatory convertible preferred stock. The disclosure on page A-38 regarding open market purchases of mandatory convertible preferred stock to close naked shorts is not inconsistent with the disclosure that the mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market. While the shares of the mandatory convertible preferred stock will not trade on a formal market, the underwriters do intend to create a market for them. Accordingly, the underwriters do expect to be able to cover naked shorts through purchases in this “informal” market.

Consolidated Financial Statements, page F-1

Note 17. Pro Forma Information, page F-44

Concurrent Offering of Mandatory Convertible Preferred Stock, page F-47

25.	Please provide us with your analysis of the accounting treatment for the mandatory convertible preferred stock, the embedded variable rate conversion feature, the dividend feature, including the make whole provision, and any embedded derivatives that may be contained in the instrument. Discuss how you considered the accounting literature in coming to your conclusions. For example, please see SFAS 133, EITF 00-19, EITF 98-5, and EITF 00-27. Address how your consideration of the accounting for the instrument and these features is reflected in the pro forma information and why.

Response: In response to the Staff’s comment, following is an analysis of the Company’s planned accounting treatment for the mandatory convertible preferred stock (the “instrument”). This analysis describes the financial statement classification of the instrument; determination of the existence of and accounting for as applicable, any beneficial conversion features; determination of the existence of and accounting for, as applicable, any embedded derivatives; and the effect of the instrument on net income (loss) per share.

(1)	Financial Statement Classification – The Company believes the instrument should be classified as equity in the Company’s financial statements and is not in the scope of Statement 150. Paragraph 12 of Statement 150 indicates that a “… financial instrument that embodies an unconditional obligation that the issuer must or may settle by the issuance of a variable number of its equity shares, the monetary value of which is solely or predominantly a fixed monetary amount at the date of issuance, should be classified as a liability.” While the instrument can be settled in a variable number of shares, depending on the share price of the Company’s Class A common stock, the value of such shares is not fixed at issuance. Outside of a set range of Class A common stock prices, the monetary value of the shares issued upon conversion will vary. The Company believes the possibility of the Class A common stock price being outside of this range is substantive enough to conclude the instrument does not have a predominantly fixed monetary value at issuance and, therefore, should not be classified as a liability, but instead classified as equity.

(2)

Determination of Existence of a Beneficial Conversion Feature – The Company believes that the instrument does not contain a beneficial conversion feature requiring separate accounting under Issue 98-5 and Issue 00-27 because, at the date of issuance of the instrument, there is no intrinsic value assuming any possible conversion price. The

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Company also believes there is no beneficial conversion feature requiring separate accounting in the future. As noted in the Registration Statement, the instrument’s conversion ratio changes as a result of changes in the applicable market price of the stock. As such, the number of shares to be delivered under the instrument cannot be calculated with certainty at the date of issuance. Under Issue 00-27, Issue 7, this must be considered in determining if a beneficial conversion feature is to be recognized subsequent to the date of issuance. If the terms of a contingent conversion option do not permit the issuer to compute the number of shares that the holder would receive if the contingent event occurs, and the conversion price is adjusted, the computation of the number of shares that would be received by the holder at the new conversion price should be made when the contingent event occurs. The number of shares received by the holder based on the adjusted conversion price would then be multiplied by the commitment date stock price. The excess of that calculated amount over the proceeds allocated to the convertible debt instrument would represent the new amount of beneficial conversion option. That excess is then compared to the originally measured beneficial conversion option, if any, and any incremental intrinsic value would be recognized when the contingent event occurs. The Company believe it is appropriate to analogize the concept in Issue 7 of Issue 00-27, which focuses on incremental intrinsic value, to the instrument.

If the instrument is initially issued with the floor equal to the IPO share price, as the market value increases, the number of shares to be delivered decreases given the mechanics of the conversion rate calculation. This decreased number of shares, when multiplied by the initial share price, mathematically must be less than the initial proceeds from the issuance, thus resulting in a negative amount. Therefore, there will not be a beneficial conversion option to recognize in the future (i.e., no incremental intrinsic value as measured at the date of issuance). While the investor may receive incremental value on conversion (that is, the fair value of the shares received upon conversion may exceed the face amount of the preferred stock), it is important to note that this value results from subsequent increases in the stock price, not the initial intrinsic value of the contingent conversion option.

(3)	Determination of the Existence of Any Embedded Derivatives –

a.	Conversion feature – In determining whether an instrument contains an embedded derivative that warrants separate accounting, Statement 133 focuses on whether the economic characteristics and risks of the instrument are clearly and closely related to economic characteristics and risks of the host contract. If the characteristics and risks of the instrument and host contract are clearly and closely related, the instrument is not an embedded derivative. The Company believes the host contract, the mandatory convertible preferred stock, encompasses a residual interest in an entity (i.e., an equity-like host). Statement 133, paragraph 61(l) provides guidance on determining the nature of the host instrument for a preferred share. Because the instrument is not mandatorily redeemable, we believe it is appropriately considered an equity host. Consequently, because the conversion feature (conversion of equity into equity) has economic characteristics and risks similar to an equity-like instrument, the Company believes the conversion feature is clearly and closely related to the host instrument and, as such, this feature is not an embedded derivative.

b.	Dividend make-whole provision – The Company believes that the dividend make-whole provision of this instrument, which is akin to an interest rate risk, is not clearly and

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closely related to its equity-like host. In order to be accounted for as an embedded derivative, the make-whole provision must also satisfy the characteristics of a derivative. That is, the make-whole provision must: (i) have cash flows or a fair value that fluctuate based on the changes in an underlying and be based on one or more notional amounts or payment provisions, or both; (ii) require no initial net investment; and (iii) can be net settled:

i.	The underlying of a derivative is a variable whose movements cause the fair market value or cash flows of a derivative to fluctuate. As the dividend rate and notional amount (the face amount of the mandatory preferred stock) on which it is paid are fixed, the fair value of the dividend stream will fluctuate as the treasury rate of interest, which is used to discount the make-whole cash flows, changes. Accordingly, the Company believes that the make-whole provision is similar to a fixed interest rate stream and thus the treasury discount rate in the contract is the underlying. The notional amount is the amount of the unpaid dividend stream. Accordingly, changes in the Company’s credit rating and changes in the treasury rate may cause changes in the fair value of the make-whole provision.

ii.	The make-whole provision requires no initial net investment.

iii.	Net settlement is defined as a one-way transfer of an asset, usually cash, from the counterparty in a loss position to the counterparty in a gain position, settling the obligation. Statement 133 provides ways that the net settlement criteria can be satisfied including a contract that requires delivery of an asset that is readily convertible to cash (a gross settlement that is economically equivalent to a net settlement). As the make-whole provision requires the transfer of cash or an equivalent number of registered shares to the holder, the Company believes that this provision has a net settlement feature.

Based upon the definition of a derivative under paragraph 6 of Statement 133 and guidance in paragraph 12, the Company believes the dividend make-whole provision is an embedded derivative requiring bifurcation from its host, initial measurement at its fair value at the issuance of the instrument, and revaluation based on changes in its fair value each accounting period thereafter.

(4)	Net income (loss) per share – The Company believes the presentation of basic net income (loss) per share (EPS) should include adjustment for the cumulative dividend as of each reporting period. For purposes of computing diluted net income (loss) per share, the common shares assumed issued upon mandatory conversion would be included in the computation of diluted EPS, if dilutive, on an “if-converted” basis.

In addition, the Company advises that in computing pro forma net income (loss) per share, it has not included the potential common shares underlying the conversion of the mandatory convertible preferred stock, consistent with the Company’s exclusion of Class A common shares to be offered in connection with the Registration Statement, because those shares will result from the future issuance of equity interests. Rather, pro forma net income (loss) per share illustrates the effect on net income (loss) per share only attributable to the change in the Company’s current equity interests and capital structure from an LLC to a corporation.

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Preferred Stock Prospectus

26.	Please avoid the use of the vague term, “certain”. For example, we note multiple uses of the term on pages A-9 and A-33.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 5 as requested.

27.	Disclose how you determined the offering and conversion prices of the preferred stock, including a discussion of how the common stock offering price affected your analysis. Also explain how the note offering and lack of liquidity affected the price.

Response: In response to the Staff’s comment, the Company advises the Staff that the offering price of the mandatory convertible preferred stock was chosen to result in a convenient price per share, in this case $25.00. The reference price and threshold appreciation price, however, will be determined by reference to the actual offering price of our Class A common stock. The reference price will be the same as the offering price of the Class A common stock; it is intended that the threshold appreciation price will reflect the surrender by investors of the potential appreciation in the value of the Class A common stock up to a certain level in return for dividend payments. The conversion price will reflect the value that investors in the offering attribute to dividends associated with the mandatory convertible preferred stock. The Company does not believe that the concurrent note private placement or the lack of liquidity of the mandatory convertible preferred stock will affect the anticipated offering price. The Company does not believe that the foregoing explanation is required to be disclosed in the prospectus as it is simply a statement of how investors value the security and how it is priced in the offering, not a description of the terms of the security.

Preferred Stock Prospectus Cover

28.	Please limit the disclosure on the cover to information that is required or key to an investment decision. Move other disclosure to a more appropriate section of your document.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that the mandatory convertible preferred stock prospectus cover is limited to key terms required for an investment decision. The Company believes that the extent of cover disclosure is consistent with that customarily provided for offerings of these types of securities.

The opportunity for equity appreciation, page A-7

29.	Please more fully explain why the “applicable market value” must exceed the “threshold appreciation price” in order for a holder to realize “equity appreciation.”

Response: In response to the Staff’s comment, the Company advises the Staff that the risk factors reflect the economic reality of investing in shares of mandatory convertible preferred stock. A holder of shares of the Company’s Class A common stock will benefit from any appreciation of such shares. A holder of the Company’s mandatory convertible preferred stock will not realize a gain from its investment until the applicable market value of the Class A common stock reaches the threshold appreciation price. Until that point, the maximum conversion value a holder of the mandatory convertible preferred stock can realize with respect to each share is capped at the initial public offering price of the mandatory convertible preferred stock. In addition, if the

November 4, 2005

applicable market value of the Class A common stock is below its initial public offering price, a holder of the Company’s mandatory convertible preferred stock would suffer economic loss equal to that of a holder of shares of the Class A common stock. The Company has revised the disclosure on page A-7 of Amendment No. 5 to explain the foregoing in greater detail.

Description of Preferred Stock, page A-11

30.	Please state clearly the purpose of the material features of the preferred stock. For example, explain what the various thresholds and conversion adjustments in the bullet points on page A-15 and A-16 are intended to accomplish. Also explain how and why you selected the thresholds. Likewise, clarify the effect of the formula cited in the second bullet point on page A-24.

Response: In response to the Staff’s comment, the Company advises the Staff that the material features of the mandatory convertible preferred stock reflect the economic reality of investment in any mandatory convertible security. A holder of the mandatory convertible preferred stock foregoes a portion of appreciation in our Class A common stock in exchange for the dividend on the mandatory convertible preferred stock. The extent to which the investor foregoes such appreciation corresponds to the difference between (i) the maximum conversion ratio, which is derived by dividing (A) $25.00 by (B) the initial price per share of our Class A common stock, and (ii) the minimum conversion ratio, which is derived by dividing (A) $25.00 by (B) the threshold appreciation price.

A holder of mandatory convertible preferred stock will not realize a gain from its investment until the applicable market value of the Company’s Class A common stock reaches the threshold appreciation price. If, on the automatic conversion date, the price of the Company’s mandatory convertible preferred stock is between the threshold appreciation price and the reference price, which will equal the initial public offering price of the Company’s Class A common stock, each holder of mandatory convertible preferred stock will be entitled to receive shares of Class A common stock with a value equal to such holder’s initial investment. In addition, if the applicable market value is below the reference price, each holder of mandatory convertible preferred stock will suffer loss of value.

The bullets on page A-16 of Amendment No. 5 reflect the formula used to calculate equity appreciation or depreciation for a holder of mandatory convertible preferred stock at the time of conversion. The formula on page A-25 of Amendment No. 5 is a portion of an anti-dilution adjustment in the event of a tender or an exchange offer. The formula is designed to protect a holder of mandatory convertible preferred stock from the dilutive effects on the Class A common stock of a self-tender or exchange offer for shares of Class A common stock.

The Company has added disclosure clarifying the foregoing on pages A-16 and A-25 of Amendment No. 5.

31.	Avoid long, complex sentences in your description of’ the security. For example, we note the second sentence on page A-25.

Response: In response to the Staff’s comment, the Company has revised the description of its mandatory convertible preferred stock to simplify the disclosure.

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Dividends, page A-12

32.	Please disclose whether you could presently make the required dividend payments.

Response: In response to the Staff’s comment, the Company advises the Staff that immediately after the consummation of the offerings, the Company will have the ability to make required dividend payments, and has added disclosure to this effect on page A-12 of Amendment No. 5.

United States Federal Income Tax Considerations, page A-30

33.	Please revise the first sentence to clarify whether you have disclosed all material considerations.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested. Specifically, the Company has deleted the word “certain” so that the sentence begins as: “The following is a general summary of the material United States federal income tax consequences… .”

34.	You may not disclaim responsibility for your disclosure. Please revise the second sentence and the first sentence of the last paragraph on page A-30 which we view as inappropriate disclaimers.

Response: In response to the Staff’s comment, the Company has deleted the disclosure as requested. The Company has inserted a provision at the end of the second sentence in the second paragraph on page A-31 of Amendment No. 5 so that the sentence now reads as follows: “This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under the United States federal estate or gift tax rules.”

35.	Please file an opinion regarding these tax matters. See Regulation S-K Item 601(b)(8).

Response: In response to the Staff’s comment, we advise the Staff that we will file the requested opinion with the Company’s next amendment to the Registration Statement.

36.	If there is uncertainty about a tax consequence, please explain why you cannot unequivocally state the tax consequence, describe the degree of uncertainty, disclose possible outcomes and provide appropriate risk factors. For example, we note the uncertainty mentioned in the last paragraph on page A-31 and in the third, fourth and fifth paragraphs on page A-32.

Response: In response to the Staff’s comment, the Company respectfully submits that the provisions discussing uncertain tax consequences notes are the result of uncertainties in the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder, as applied to the situations described. In each case, the Company has presented the possible outcomes and tax consequences involved.

Item 17. Undertakings

37.	Since you have registered the issuance of the shares of common stock that will occur upon the conversion of your mandatory convertible preferred stock in your registration

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statement, please tell us why you have not included the undertakings provided in Item 512(a) of Regulation S-K

Response: In response to the Staff’s comment, the Company advises the Staff that it has included the undertakings required by Item 512(a) of Regulation S-K.

* * *

I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/S/ ROBERT W. PHILLIPS
Robert W. Phillips of LATHAM & WATKINS LLP